ATS-N/MA: Part III: Manner of Operations

Item 7:   Order Types and Attributes

a.   Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

   i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

   ii.   order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

   iii.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

   iv.   whether an order type is eligible for routing to other Trading Centers;

   v.   the time-in-force instructions that can be used or not used with each order type;

   vi.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

   vii.   the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Order Types

BOATS only accepts limit day orders ("orders"). An order that is posted on the ATS and immediately executed (matched with a contra interest) against an order that was previously posted on the ATS is referred to as a "marketable" order; the order that was previously posted on the ATS is referred to as a "resting" order.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER A and ORDER B are "resting" orders i.e., they are posted on the ATS and they are awaiting a contra interest;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 500 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) @ $10 at 11:02 p.m. against resting ORDER A;

ORDER C is a marketable order

ORDER B remains resting on the ATS and will be held on the ATS until the end of the session, until the order is canceled, or until it is executed (matched with a contra interest)

All orders on the ATS order book are canceled at the end the trading session.

The only time-in-force instruction accepted by the ATS is DAY.
Routing
Orders are not routed away from BOATS. Message Priority
Incoming orders and related messages e.g., cancellations, etc. are processed in the order in which they are received by the ATS.

Match Priority

Orders are time-stamped to the millisecond by the ATS upon receipt, as are cancel/replaces. Orders are matched by the ATS on a price/time priority basis. ~~, with the exception of orders entered as "broker priority." Orders that are entered as "broker priority" are matched by the ATS on a price/broker/time priority basis.~~

~~A Subscriber/Sponsored Access Client elects broker priority for all transactions, not on a transaction-by-transaction basis. Broker priority is never a default setting on BOATS. If a Subscriber/Sponsored Access Client elects broker priority and enters both buy and sell orders for the same NMS Stock to the ATS, those orders are matched against each other, absent a better- priced order. If there is a better-priced order on the ATS, the broker priority order executes against the better-priced order.~~ The orders of a Subscriber/Sponsored Access Client that ~~has not elected broker priority, but that~~ enters both buy and sell orders in the same NMS Stock into the ATS are matched against each other, but only if there is not an existing order on the order book at the same or a better price. For example, assume the ATS receives the following orders:

- ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $15.10 at 11:00 p.m.;

- ORDER B: tagged with identifier CLIENT2, a LIMIT DAY buy order to buy 550 shares of ABC @ $15.10 at 11:01 p.m.;

- ORDER C: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 600 shares of ABC @ $15.10 at 11:02 p.m.;

- ORDER D: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 100 shares of ABC @ $15.10 at 11:03 p.m.; and

- ORDER E: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 800 shares of ABC @ $15.10 at 11:04 p.m.

~~Where CLIENT 3 has elected broker priority, Order E is matched, based on broker priority, first with Order C and Order D (based on time priority) and the balance of 100 is matched, based on price- time priority, against Order A.~~

Because the ATS's Operating Hours (8 p.m. ET to 4 a.m. ET) are after the Core Market Hours (9:30 a.m. ET to 4 p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to and do not relate to the NBBO, which is not available during the Operating Hours. Rather, reference prices for trades executed on the ATS are based on the best available bid and offer on the ATS at the time of the trade.

Order Cancellation and Amendment

All orders entered into BOATS are considered firm orders. An order is actionable and eligible for execution at any time until such order has expired by its terms, is canceled, or is executed and, when executed, is binding on the Subscriber placing the order (executed orders entered by Sponsored Access Clients are binding against the Subscriber providing sponsored access because BOATS' contractual relationship is with the Subscriber providing sponsored access, not the Sponsored Access Client). Subscribers/Sponsored Access Clients may cancel their pending orders at any time before execution at their discretion.

A reduction in an order's size through a cancel/replace instruction does not affect the order's original time priority. Changes that increase an orders size cause the order to lose priority to existing orders at the same price and result in a new time priority. A change in an order's price, however, results in a new time priority being assigned to the order.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade credit and risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price). The CCO or his or her designee determines the limits for each Subscriber based on a credit risk assessment before the Subscriber is permitted to commence trading on the ATS. These controls reject Subscriber orders that exceed pre-set credit thresholds or that contain a sub-penny price, among others.

Required Fields
- Sending time (Time of order creation expressed in UTC)
- Client Order ID (unique identifier per order/per session)

- Side (Buy, Sell, Sell Short, Sell Short Exempt)
- Symbol

- Time In Force = DAY

- Order Type = Limit

- Price

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Subscribers/Sponsored Access Clients may enter orders beginning at 6:15 p.m. ET on the days that the ATS is open for business.
BOATS begins matching orders, based on the terms of the orders in its order book, at 8:00 p.m. ET.

BOATS employs a 15% price band at the open of its trading session. If orders entered into the ATS prior to the beginning of trading and at the open are priced at more than 15% away from the reference price for that NMS Stock, the ATS rejects the order. The reference price for the open is the last national securities exchange print, post session, as of 7:30 p.m. ET.

Orders are prioritized based on the price and time of entry of such orders into the ATS. Once an order has been submitted, the ATS matches it with a matching contra order submitted to the ATS, generally on a price/time priority basis. ~~Similarly, the orders of a Subscriber/Sponsored Access Client that has elected broker priority and that enters simultaneous buy and sell orders to the ATS are matched against each other, but only if there is not an order on the ATS order book at a better price. The orders of an ATS Subscriber/Sponsored Access Client that has not elected broker priority and that enters simultaneous buy and sell orders to the ATS are matched against each other, but only if there is not an existing order on the ATS order book at the same or a better price.~~

Because the ATS does not operate during Core Market Hours, it is not impacted by trading halts in an NMS Stock during Core Market Hours. If trading in an NMS Stock that trades on BOATS is halted as of the close of the exchange trading day, the ATS does not trade that NMS Stock during its immediately following trading session.

If trading in an NMS Stock is halted on BOATS during the ATS's trading session, the ATS notifies its Subscribers of the halt (Subscribers must inform their Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Such orders are automatically cancelled based on a configuration in Subscribers' FIX connections. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS.~~, subject to broker priority, if applicable.~~

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

All orders on the ATS order book are canceled at the end the trading session. Thus, there are no unexecuted orders from the close of the ATS's prior trading session when BOATS begins its regular trading at 8:00 p.m. ET.

Because BOATS does not operate during Core Market Hours, exchange trading halts do not impact trading on the ATS unless such a trading halt remains in effect upon the close of Core Market Hours. If trading in a particular NMS stock is halted on an exchange as of the close of trading, the ATS does not trade that NMS Stock during its immediately following overnight trading session, as discussed in Part III, Item 7.

If trading in an NMS Stock is halted on BOATS during its Operating Hours, the ATS notifies its Subscribers of the halt (Subscribers must inform Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading.

Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS., subject to broker priority, if applicable.

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

☐ Yes ☒ No

If yes, identify and explain the differences.

Item 11: <u>Trading Services, Facilities and Rules</u>

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

BOATS operates a fully automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. All NMS stocks are eligible to trade on the ATS. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers/Sponsored Access Clients. Matching occurs on a price-time priority basis., subject to broker priority, if applicable. As discussed in

Part III, Item 4(a), the Operating Hours are after Core Market Hours.

Subscribers/Sponsored Access Clients generate orders in securities eligible for trading on the ATS and send these orders electronically to the BOATS FIX order gateway ("Gateway"). The Gateway directs all orders to the BOATS matching engine. ~~BOATS applies broker priority if elected by the Subscriber/Sponsored Access Client, as discussed in Part III, Item 7.~~ The BOATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7.

Blue Ocean ATS, LLC licenses the matching engine software and related technology from Fundamental Interactions Inc. via a sub- licensing agreement with Blue Ocean Technologies, LLC - the parent company of the ATS operator.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Matching - The ATS accepts only orders from Subscribers (Sponsored Access Clients may submit orders to the ATS through their sponsoring Subscriber). The ATS matches orders solely in accordance with the terms of those orders; BOATS does not have any discretion to change the terms of an order that a Subscriber/ Sponsored Access Client enters. During its Operating Hours, the ATS matches orders in its order book on price-time priority basis~~., subject to broker priority, if applicable, as described in Part III, Item 7.~~ Orders retain their priority after partial fills. Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS and CAT reporting purposes.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $10 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains

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on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Locked or Crossed Markets - All orders entered during the Operating Hours reside only on the BOATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $9 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $9 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Execution Errors - Blue Ocean ATS, LLC has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades" and handles Subscriber and ATS errors in the same manner. Each potential error situation is evaluated by the Managing Director and/or CCO or designated Trading Operations personnel on a case by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 6% for NMS Stocks priced greater than $50; 10% for NMS Stocks priced greater than $25 and up to and including $50; and 20% for NMS Stocks priced greater than $0 and up to and including$25. The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.

Order Entry Restrictions - The ATS does not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with price increments below the preceding are rejected. Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No

If no, identify and explain any differences.

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

X Yes ☐ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

~~As described in Part III, Item 7, a Subscriber (or its Sponsored Access Client) can choose broker priority, where the Subscriber's (or its Sponsored Access Client's) orders interact with its own contra orders for the same NMS Stock at the same price.~~

The ATS's matching engine respects that preference unless resting orders in the ATS's order book are better priced. ~~A Subscriber (or its Sponsored Access Client) that chooses broker priority cannot designate that its orders execute or not execute against the orders of other specified Subscribers (or its Sponsored Access Clients) if such orders are better priced. For example, Subscriber A cannot designate its order to execute against/not execute against Subscriber B's orders.~~

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No

If no, identify and explain any differences.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

BOATS charges Subscribers a negotiated per-executed-share-fee for shares executed on the NMS Stock ATS regardless of whether the Subscriber or its Sponsored Access Client enters the orders underlying the transactions. That is, BOATS only charges Subscribers. This fee may be in the form of a rebate (for adding liquidity to the ATS i.e., posting orders to the ATS which are not immediately executed against trading interest already on the ATS) or a charge (for taking liquidity i.e., posting orders to the ATS which are immediately executed against trading interest already on the ATS). For stocks above $1.00, n~~N~~egotiated per-executed share fees range from ($.0027) for adding liquidity to $.0030 for taking liquidity. For stocks below $1.00, negotiated fees are (0.10%-0.50% i.e., 10-50 basis points of total dollar volume) to take liquidity. All Subscribers are charged appropriate pass through fees which are permitted under the rules promulgated by the SEC and FINRA.

BOT leverages Third-Party Distributors to deliver market data to recipients. BOT charges Subscribers and Sponsored Access Clients for market data. Depending on setup costs, recurring fees, and technology integration costs, BOT incurs costs to fully integrate its direct market data feed into the Third-Party Distributors platform. BOT charges $12,500 for the Third-Party Distributors and charges $5,000 for receiving market data directly from BOT (i.e., Subscribers and Sponsored Access Clients) (see Part II, Item 5 and Part III, Item 15).

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

N/A

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Early adoption of BOATS, historical trading volume, and expected future trading volume are all factors in determining the negotiated per-executed share fees for Subscribers described in Item 19(a). For stocks above $1.00, r~~R~~ebates (for adding liquidity) range from ($.0001) to ($.0027). For stocks below $1.00, the rebate for adding liquidity is $0.00.

Item 20: <u>Suspension of Trading</u>

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

If trading in an NMS Stock is halted on BOATS during the Operating Hours, the ATS notifies its Subscribers of the halt (Subscribers must inform Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS.~~, subject to broker priority, if applicable.~~

Because the ATS executes NMS Stocks after Core Market Hours, exchanges or regulatory authorities typically do not impose trading halts during the ATS's Operating Hours. An exchange or regulatory authority, however, may suspend trading in a security outside of an exchange's Core Market Hours in limited circumstances. If trading in a particular NMS Stock is halted on an exchange during the exchange's regular trading day and such halt remains in force at the market close, or if trading is suspended outside of an exchange's Core Market Hours, the ATS does not trade that NMS Stock during its immediately following overnight trading session until the halt is lifted. See Part III, Item 10(a) for additional discussion.

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.